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                                                                       EXHIBIT 5


                                 August 28, 1997




Bell Industries, Inc.
2201 E. El Segundo Boulevard
El Segundo, California 90245

Ladies and Gentlemen:

         We have examined the Registration Statement on Form S-8 (the "Registration Statement") to be filed by you with the Securities and Exchange Commission in connection with the registration of $10 million in obligations (the "Obligations") pursuant to the terms of the Bell Industries, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") of Bell Industries, Inc., a California corporation (the "Company"). As your counsel in connection with this transaction, we have examined the proceedings proposed to be taken in connection with the Deferred Compensation Plan and the issuance of the Obligations pursuant thereto and such other matters and documents as we have deemed necessary or relevant as a basis for this opinion.

         Based on these examinations, it is our opinion that upon completion of the proceedings being taken or which we, as your counsel, contemplate will be taken prior to the issuance of the Obligations, such Obligations, when issued in the manner referred to in the Registration Statement and the Deferred Compensation Plan, will be duly authorized, legally and validly issued and binding obligations of the Company.

         We consent to the use of this opinion as an exhibit to the Registration Statement.

                                       Very truly yours,

                                       /s/ Irell & Manella

                                       Irell & Manella LLP